Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Capacitive Deionization Technology Systems, Inc.
(Name of Issuer)

Common Stock (Section 144 Stock)
(Title of Class of Securities)

139161103
(CUSIP Number)

Dallas Talley
13636 Neutron Road
Dallas, TX 75244-4410
(972) 934-1586
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2005 (exceeds 5% of common share ownership)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box □.

CUSIP No. 139161103
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(1) Names of Reporting Persons:
Chester W. Nosal, 1825 I Street NW, Suite 400, Washington, DC 20006
Attorney (IN)
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(2) Check the appropriate box if a member of a group:
(a) [ ]
(b) [ ]
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(3) SEC Use Only

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(4) Source of Funds:
PF, for investment
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
[ ]
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(6) Citizenship or place of organization:
US
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Number of shares beneficially owned by each person with:

(7)	Sole voting power	1,387,244

(8)	Shared voting power	NA

(9)	Sole dispositive power	1,387,244

(10)	Shared dispositive power	NA

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(11) Aggregate amount beneficially owned by each reporting person.
1,387,244 Shares Common
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(12) Check if the aggregate amount in row (11) excludes certain shares
[ ]
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(13) Percent of class represented by amount in Row (11)
6.4%
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(14) Type of reporting person:
IN
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Item 1 Security and Issuer

This report relates to the common stock, par value $0.01 per share, of Capacitive Deionization Technology Systems, Inc., 13636 Neutron Road, Dallas, TX 75244.

Item 2 Identity and Background

Mr. Nosal has provide legal services for the company and assisted the company as an investor as well as helped it bring its new technology to market.  In addition he serves on the company's Advisory Board His business address is 1825 I Street NW, Suite 400, Washington, DC 20006. He is a resident of Washington, D.C. and citizen of the United States. Mr. Nosal has not been the subject of any criminal or civil proceeding which would require reporting pursuant to Item 2 of Schedule 13D.

Person:	Chester W. Nosal
No. Shares Owned:	1,387,248 Shares of Common Stock*
Percent of Outstanding shares	6.4%

Common stock outstanding at June 13, 2005	21,954,660*
* Total number of shares outstanding and percent of outstanding shares are based on the number of shares reported as outstanding in the Company's Form 10-Q for the quarter ended March 31, 2005.

Mr. Nosal has sole voting and dispositive power with respect to all the Company's shares owned by him.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Chester W. Nosal

Date: August 17, 2005	/s/ Chester W. Nosal